SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CEREPLAST, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

 (Title of Class of Securities)

156732307

 (CUSIP Number)

Samuel Oshana

1170 Kane Concourse

Ste 404

Bay Harbour, FL 33154

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2013

 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

----------

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No.  156732307                       Schedule 13D                   Page 2 of 7 Pages

_____________________________________________________________________________________________

1     NAME OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        IBC Funds LLC   EIN# 45-5351131 (1)__________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

[X]

(b)

[   ]

_____________________________________________________________________________________________

3    SEC USE ONLY

_____________________________________________________________________________________________

4    SOURCE OF FUNDS*

__WC________________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

_____________________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

   Nevada_____________________________________________________________________________________

7    SOLE VOTING POWER

NUMBER OF

SHARES

___0___________________________________________________________________

BENEFICIALLY

8    SHARED VOTING POWER

OWNED BY

EACH

___17,482,928 (2)_________________________________________________________

REPORTING

9    SOLE DISPOSITIVE POWER

PERSON WITH

___0____________________________________________________________________

10   SHARED DISPOSITIVE POWER

________________________ 17,482,928_(2)_________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____17,482,928_(2)_____________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*  [_]

_____________________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%_________________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

__OO________________________________________________________________________________________

(1) Bryan Collins and Samuel Oshana are the Managers of IBC Funds, LLC.

(2) IBC Funds, LLC beneficially owns 17,482,928shares of common stock of Cereplast, Inc., par value $0.001, representing approximately 9.0% of the outstanding shares of Common Stock.  On January 25, 2013, IBC Funds entered into a private debt purchase transaction with various shareholders of Cereplast, Inc.  The shares of Common Stock reported herein were issued pursuant to a conversion of such purchased debt, with 4,782,928 of the reported shares being issued on January 29, 2013 and 12,700,000 being issued on February 4, 2013.

CUSIP No.  156732307                       Schedule 13D                   Page 3 of 7 Pages

_____________________________________________________________________________________________

1     NAME OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Samuel Oshana_____________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

[X]

(b)

[   ]

_____________________________________________________________________________________________

3    SEC USE ONLY

_____________________________________________________________________________________________

4    SOURCE OF FUNDS*

          AF______________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

_____________________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America_________________________________________________________________________

7    SOLE VOTING POWER

NUMBER OF

SHARES

___0____________________________________________________________________

BENEFICIALLY

8    SHARED VOTING POWER

OWNED BY

EACH

___17,482,928 (2)_________________________________________________________

REPORTING

9    SOLE DISPOSITIVE POWER

PERSON WITH

___0____________________________________________________________________

10   SHARED DISPOSITIVE POWER

________________________ 17,482,928 (2)_________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____17,482,928_(2)_____________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*  [_]

_____________________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%_________________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

__IN_________________________________________________________________________________________

(1) Bryan Collins and Samuel Oshana are the Managers of IBC Funds, LLC.

(2) IBC Funds, LLC beneficially owns 17,482,928shares of common stock of Cereplast, Inc., par value $0.001, representing approximately 9.0% of the outstanding shares of Common Stock.  On January 25, 2013, IBC Funds entered into a private debt purchase transaction with various shareholders of Cereplast, Inc.  The shares of Common Stock reported herein were issued pursuant to a conversion of such purchased debt, with 4,782,928 of the reported shares being issued on January 29, 2013 and 12,700,000 being issued on February 4, 2013.

CUSIP No.  156732307                       Schedule 13D                   Page 4 of 7 Pages

_____________________________________________________________________________________________

1     NAME OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Bryan Collins______________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

[X]

(b)

[   ]

_____________________________________________________________________________________________

3    SEC USE ONLY

_____________________________________________________________________________________________

4    SOURCE OF FUNDS*

    AF_________________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

_____________________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America_________________________________________________________________________

7    SOLE VOTING POWER

NUMBER OF

SHARES

___0____________________________________________________________________

BENEFICIALLY

8    SHARED VOTING POWER

OWNED BY

EACH

___17,482,928 (2)_________________________________________________________

REPORTING

9    SOLE DISPOSITIVE POWER

PERSON WITH

___0____________________________________________________________________

10   SHARED DISPOSITIVE POWER

________________________ 17,482,928 (2)_________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____17,482,928_(2)_____________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*  [_]

_____________________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%_________________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

__IN_________________________________________________________________________________________

(1) Bryan Collins and Samuel Oshana are the Managers of IBC Funds, LLC.

(2) IBC Funds, LLC beneficially owns 17,482,928shares of common stock of Cereplast, Inc., par value $0.001, representing approximately 9.0% of the outstanding shares of Common Stock.  On January 25, 2013, IBC Funds entered into a private debt purchase transaction with various shareholders of Cereplast, Inc.  The shares of Common Stock reported herein were issued pursuant to a conversion of such purchased debt, with 4,782,928 of the reported shares being issued on January 29, 2013 and 12,700,000 being issued on February 4, 2013.

CUSIP No.  156732307                       Schedule 13D                   Page 5 of 7 Pages

_____________________________________________________________________________________________

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of Cereplast, Inc. (the "Issuer").  The address of the Issuer's principal executive office is 300 North Continental Blvd, El Segundo, California 90245.

Item 2.  Identity and Background.

     (a) This statement is being filed on behalf of IBC Funds, LLC, a Nevada Limited Liability Company and its Managers Samuel Oshana and Bryan Collins (each of the foregoing, a “Reporting Person” and collectively, “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is attached hereto as Exhibit 1.

     (b) The address of the principal business of the Reporting Persons is IBC Funds, LLC, 5348 Vegas drive, Las           Vegas, NV 89108

     (c) The principal business of IBC Funds, LLC is that of making investments.  Samuel Oshana and Bryan Collins serve as the Managers of IBC Funds, LLC.

     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a        judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

     (f) IBC Funds, LLC is organized under the laws of Nevada.  Samuel Oshana and Bryan Collins are citizens of the

United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock being reported was $114,400.  All of the shares of common stock beneficially held by IBC Funds LLC were paid for with working capital of IBC Funds, LLC.  IBC Funds acquired the shares of Common Stock owned as of the date hereof pursuant to a private debt purchase and conversion transaction in January of 2013.  The purchase documents are included as Exhibit 2 to this Schedule 13D.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons pursuant to a private debt purchase transaction for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting entity reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No.  156732307                       Schedule 13D                   Page 6 of 7 Pages

_____________________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     (a) IBC Funds, LLC beneficially owns 17,482,928 Common Shares, which equates to 9.0% of the outstanding shares of the Issuer.

     (b) Each of the Reporting Persons may be deemed to share voting power and dispositive power with respect to the 17,482,928 shares of Common Stock reported herein.

     (c) IBC Funds, LLC has not purchased any shares of Common stock in the past sixty days other than as described herein as well as in Exhibit 2.  On January 31, 2013, IBC Funds sold 2,795,200 of the original 17,600,000 shares reported on the Schedule 13D dated January 30, 2013.  On February 1, 2013, IBC Funds sold 10,021,872 of the original 17,600,000 shares reported on the Schedule 13D dated January 30, 2013.  On February 4, 2013, IBC Funds converted additional debt, resulting in a new issuance of 12,700,000 shares of common stock.

     (d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on February 4, 2013, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Cereplast, Inc.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of February 4, 2013, by and among IBC Funds, LLC, Samuel Oshana and Bryan Collins.

Exhibit 2	Purchase Agreement and Notices of Conversion for Share Issuance.

CUSIP No.  156732307                       Schedule 13D                   Page 7 of 7 Pages

_____________________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013

IBC Funds, LLC

/s/ Samuel Oshana___________

Name: Samuel Oshana

Title: Manager

/s/ Bryan Collins_____________

Name: Bryan Collins

Title: Manager

SAMUEL OSHANA

/s/ Samuel Oshana____________

Name: Samuel Oshana

BRYAN COLLINS

/s/Bryan Collins______________

Name: Bryan Collins

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).